U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 8, 2017

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manager Directed Portfolios (the "Trust")
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897

To Whom It May Concern:

On behalf of the Trust, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act") I hereby submit this application for withdrawal of Post-Effective Amendment No. 42 to the Trust's Registration Statement on Form N‑1A, filed on November 15, 2017.

Post-Effective Amendment No. 42 was filed on November 15, 2017 pursuant to Rule 485(a) under the Act for the purpose of adding two new series to the Trust: the Marmont Redwood International Equity Fund and the Marmont Redwood Emerging Markets Fund (the "Funds"), each with two classes: Institutional Shares and Retail Shares, and would have become effective on January 29, 2018.  Subsequent to filing, it was noted that the EDGAR series and classes were not properly included in the filing.  A new Post-Effective Amendment No. 43 to the Trust's registration statement was filed on November 30, 2017 to correctly submit the registration for the Funds pursuant to Rule 485(a) with the proper series and class identifiers.  This application for withdrawal of Post-Effective Amendment No. 42 is being filed for the purpose of removing the erroneous filing.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 42 has been signed by the President of the Trust this 8h day of December, 2017.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel Spearo at (414) 765-5208.

Sincerely,

Douglas J. Neilson

Douglas J Neilson
President